May 18, 2012

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

Division of Corporate Finance

100 F Street NE

United States Securities and Exchange Commission

Washington, DC 20549

Re: MModal Inc.

Registration Statement on Form S-3

Filed April 10, 2012

File No. 333-180636

Dear Mr. Shuman:

We are writing to respond to the comment letter dated May 1, 2012 (the “Letter”) from the staff of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) regarding our Registration Statement on Form S-3 filed on April 10, 2012 (the “Registration Statement”).

We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings. If a particular comment from the Staff in the Letter requests revised disclosures, we include in our response to such comment the nature and proposed timing of such revised disclosures. To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below. As requested in the Letter, we have attached as Exhibit A an acknowledgement of the Company, executed by Kathryn F. Twiddy, our Chief Legal Officer.

Form S-3

General

1.	Tell us why you believe that the current report on Form 8-K filed on August 16, 2011 was filed on a timely basis. Refer to General Instruction B to the Form 8-K. Unless you are able to demonstrate that the report was made in a timely manner, you appear to be ineligible to use the Form S-3 due to a failure to satisfy the eligibility requirements for use of the form set forth in General Instruction I.A.3.(b) to the form. If you failed to file the Form 8-K on a timely basis, you may submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the Form S-3 eligibility requirements and your request will be evaluated by that office. Refer to Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

On March 15, 2011, our board of directors appointed Peter Masanotti to replace Robert Aquilina as our chief executive officer (principal executive officer). On March 17, 2011, we timely filed a Form 8-K disclosing the appointment of Mr. Masanotti to the position of chief executive officer pursuant to Item 5.02(c) and the removal of Mr. Aquilina from the same position pursuant to Item 5.02(b). Because he served as our principal executive officer for a period of time during 2010, Mr. Aquilina was one of our named executive officers during 2011.

On March 31, 2011, Michael Seedman, one of our named executive officers at that time, informed us of his intention to resign as our chief technology officer and as a director of the company, effective immediately. On April 6, 2011, we timely filed a Current Report on Form 8-K disclosing the resignation of Mr. Seedman from both positions pursuant to Item 5.02(b).

On August 2, 2011, we entered into separation agreements with Messrs. Aquilina and Seedman, which set forth the terms and conditions of their respective severance and other post-employment compensation that they will receive in connection with their respective separation from us earlier in 2011 (each a “Separation Agreement”). In our opinion, each of the Separation Agreements represents a material compensatory contract with a named executive officer requiring disclosure on a Form 8-K pursuant to Item 5.02(e). The Form 8-K filed on August 16, 2011 (the “August 16 Form 8-K”) was filed under Item 5.02(e) to satisfy the disclosure obligation arising from the Separation Agreements. Because we elected to wait for a statutorily imposed seven day revocation period applicable to the Separation Agreements to expire before disclosing the Separation Agreements, the August 16 Form 8-K was not filed in a timely manner pursuant to General Instruction B to the Form 8-K.

We note that General Instruction I.A.3.(b) to Form S-3 (the “Filings General Instruction”) requires us to have filed in a timely manner all reports to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement. However, we also note that the Filings General Instruction excepts from the timeliness requirement those reports required to be filed solely pursuant to Item 5.02(e) of Form 8-K. Because the August 16 Form 8-K was required solely pursuant to Item 5.02(e), our failure to timely file the August 16 Form 8-K did not make us ineligible to use Form S-3 when the Registration Statement was filed.

Selling Stockholders, page 3

2.	Please identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by Advance Media, Inc. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, state whether this selling shareholder is an affiliate of a broker-dealer. If it is, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholder, please identify it as an underwriter.

Response:	Advance Media, Inc. (“AMI”) is a publicly traded company in Japan. AMI has indicated to us that its current president and chief executive officer, Kiyoyuki Suzuki, controls AMI’s investment decisions and has voting and dispositive power with respect to our shares of common stock being offered for resale by AMI. AMI is not an affiliate of a broker-dealer.

The Registration Statement has been revised to reflect the information regarding AMI set forth above.

Exhibit 5.1

5.	We note the statement in the final paragraph of the opinion that no one other than the registrant may rely on the opinion without counsel’s prior written consent. Please obtain and file a revised opinion that does not include any implication that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

Response:	The opinion in Exhibit 5.1 of the Registration Statement has been revised to remove any implication that investors are not entitled to rely on the opinion.

*****

We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (267-535-6857; kathryn.twiddy@mmodal.com), Mark R. Sullivan, our counsel (615-798-4210; mark.sullivan@mmodal.com), or our outside counsel, Steven J. Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Regards,

/s/ Kathryn F. Twiddy
Kathryn F. Twiddy
Chief Legal Officer

Exhibit A

May 18, 2012

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

Division of Corporate Finance

100 F Street NE

United States Securities and Exchange Commission

Washington, DC 20549

Re: MModal Inc.

Registration Statement on Form S-3

Filed April 10, 2012

File No. 333-180636

Dear Mr. Shuman:

My name is Kathryn F. Twiddy and I am Chief Legal Officer of MModal Inc., a Delaware corporation (the “Company”), and in such capacity an authorized representative of the Company.

As requested on page 2 of comment letter dated May 1, 2012 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Registration Statement on Form S-3 filed on April 10, 2012 (the “Registration Statement”), on behalf of the Company, I hereby acknowledge to the Staff that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (267-535-6857; kathryn.twiddy@mmodal.com), Mark R. Sullivan, our counsel (615-798-4210; mark.sullivan@mmodal.com), or our outside counsel, Steven J. Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Sincerely,

/s/ Kathryn F. Twiddy
Kathryn F. Twiddy
Chief Legal Officer